MURALS BY MAURICE, INC.
295 Northwest 89th Avenue
Coral Springs, Florida  33071
Telephone No.:  (954) 701-1132

July 31, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549

Re:      Murals by Maurice, Inc.
Form 10-12G
Filed June 16, 2008
File No. 000-53272

Dear Mr. Bartelmes:

Thank you for your comment letter dated July 9, 2008 (the “Comment Letter”), with respect to the above-captioned Form 10.  We have filed Amendment No. 1 to Form 10 /A (the “Form 10 /A”) of Murals By Maurice, Inc. (the “Company” or “Registrant”), which incorporates our responses to your comments, and this letter sets forth each of your comments with our responses below.

For your information, we have filed our revised Form 10 /A on the EDGAR system, and have also provided a clean and marked copy to the Staff by overnight courier.

Index to Exhibits, page 13

1.       Please file the revolving bank credit agreement from June 2008 as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

          Response 1:  We have filed the revolving bank credit line terms as exhibit 10.2

Signatures, page 14

2.	We note that Mr. Katz’s signature is dated May 22, 2007. Please revise to the date of your next amended filing.

           Response 2:  We have corrected and revised the signature date to July 31, 2008.

Statement of Operations for the Year Ended December 31, 2007, page 26

3.
We note your reclassification in Note G of the $10,000 of stock issued to Guardian Registrar from stock issued for cash to stock issued for services. Please revise the Statement of Operations line item “Stock Issued for Services” to the new total of $118,200 and make appropriate changes to the other affected financial statements.

Response 3:  We have revised the statements of operations for the $10,000 stock issued to guardian registrar and transfer, inc.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Maurice Katz
Maurice Katz, President & CEO